UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Lattice Incorporated

(Name of Issuer)

$0.01 par value Common Stock

(Title of Class of Securities)

518414107

(CUSIP Number)

April 23, 2014 **

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**On April 23, 2014, LCLR Limited acquired 2,223,484 shares of common stock of Lattice Incorporated (the “Acquisition”).

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	518414107	Page 2 of 5

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above person (entities only) LCLR Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

-0-

	6	SHARED VOTING POWER

2,423,484 (1)

	7	SOLE DISPOSITIVE POWER

-0-

	8	SHARED DISPOSITIVE POWER

2,423,484 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,423,484 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.46% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

FI

CUSIP No.	518414107	Page 3 of 5

Item 1(a)	Name of Issuer:

Lattice Incorporated

Item 1(b)	Address of Issuer’s Principal Executive Offices:

7150 N. Park Drive, Suite 500, Pennsauken, New Jersey 08109

Item 2(a)	Name of Persons Filing:

LCLR Limited

Items 2(b)	Address of Principal Business Office, or, if none, Residence:

PO Box 32322 SMB 2681766000, George Town FAO LCLR Limited, Grand Cayman KY 1-1209

Item 2(c)	Citizenship:

Cayman Islands

Item 2(d)	Title of Class of Securities:

$0.01 par value Common Stock

Item 2(e)	CUSIP Number:

518414107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

A.	LCLR Limited

(a)	Amount beneficially owned: 2,423,484 (1)

(b)	Percent of class: 6.46% (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: 2,423,484 (1)

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: 2,423,484 (1)

CUSIP No.	518414107	Page 4 of 5

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following:       ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

Explanatory Notes:

(1)          LCLR Limited (“LCLR”) is the beneficial owner of the 2,423,484 shares of common stock set forth in this report. LCLR is a client of 1914 Advisors, a division of Boenning & Scattergood, Inc. Pursuant to an agreement with LCLR, 1914 Advisors has the power to dispose of and vote the shares of common stock set forth in this report. However, LCLR can rescind such agreement at any time and dispose of and/or vote the shares of common stock set forth in this report (although LCLR does not rescind such agreements as a matter of practice). As such, LCLR and 1914 Advisors may be deemed to have shared voting and dispositive power over the 2,423,484 shares set forth in this report. 1914 Advisors files a separate report pursuant to Rule 13d-1(c) with respect to such shares.

(2)          Percentage ownership is based on Lattice Incorporated having 37,501,813 shares outstanding as set forth in its Form 10-Q filed March 31, 2014, which was the most recent report of Lattice Incorporated at the time of the Acquisition.

CUSIP No.	518414107	Page 5 of 5

SIGNATURE

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date: February 13, 2015

LCLR Limited

By:	/s/ Helen Fairs-Hall
Helen Fairs-Hall, Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)